Exhibit 99.1

MICHAEL KORS HOLDINGS LIMITED

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

DECEMBER 29, 2012 AND DECEMBER 31, 2011

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

(Unaudited)

	December 29, 2012	March 31, 2012
Assets
Current assets
Cash and cash equivalents	$405,776	$106,354
Receivables, net	172,658	127,226
Inventories	290,154	187,413
Deferred tax assets	13,852	11,145
Prepaid expenses and other current assets	44,021	31,925

Total current assets	926,461	464,063
Property and equipment, net	217,549	170,755
Intangible assets, net	16,788	14,146
Goodwill	14,005	14,005
Deferred tax assets	1,432	3,952
Other assets	11,420	7,504

Total assets	$1,187,655	$674,425

Liabilities and Shareholders’ Equity
Current liabilities
Revolving line of credit	$—	$22,674
Accounts payable	105,445	67,326
Accrued payroll and payroll related expenses	33,121	33,710
Accrued income taxes	6,344	8,199
Accrued expenses and other current liabilities	47,869	33,097

Total current liabilities	192,779	165,006
Deferred rent	51,303	43,292
Deferred tax liabilities	11,871	6,300
Other long-term liabilities	7,499	3,590

Total liabilities	263,452	218,188
Commitments and contingencies
Shareholders’ equity
Ordinary shares, no par value; 650,000,000 shares authorized, and 200,274,090 shares issued and outstanding at December 29, 2012, and 192,731,390 shares issued and outstanding at March 31, 2012	—	—
Additional paid-in capital	398,496	228,321
Accumulated other comprehensive gain (loss)	555	(735)
Retained earnings	525,152	228,651

Total shareholders’ equity	924,203	456,237

Total liabilities and shareholders’ equity	$1,187,655	$674,425

See accompanying notes to consolidated financial statements.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	December 29, 2012	December 31, 2011	December 29, 2012	December 31, 2011
Net sales	$606,943	$353,988	$1,517,378	$874,195
Licensing revenue	29,835	19,618	67,200	48,069

Total revenue	636,778	373,606	1,584,578	922,264
Cost of goods sold	253,327	151,701	634,227	388,290

Gross profit	383,451	221,905	950,351	533,974
Selling, general and administrative expenses	164,844	143,400	436,560	334,199
Depreciation and amortization	13,768	10,626	39,081	27,642
Impairment of long-lived assets	—	3,292	—	3,292

Total operating expenses	178,612	157,318	475,641	365,133

Income from operations	204,839	64,587	474,710	168,841
Interest expense, net	311	452	1,301	1,112
Foreign currency loss (gain)	1,487	(2,191)	837	(3,920)

Income before provision for income taxes	203,041	66,326	472,572	171,649
Provision for income taxes	73,013	27,295	176,071	67,897

Net income	130,028	39,031	296,501	103,752
Net income applicable to preference shareholders	—	7,032	—	21,227

Net income available for ordinary shareholders	$130,028	$31,999	$296,501	$82,525

Weighted average ordinary shares outstanding:
Basic	199,291,480	154,738,356	195,468,623	147,282,778
Diluted	202,817,811	193,583,954	200,800,410	186,780,461
Net income per ordinary share:
Basic	$0.65	$0.21	$1.52	$0.56
Diluted	$0.64	$0.20	$1.48	$0.56
Statements of Comprehensive Income:
Net income	$130,028	$39,031	$296,501	$103,752
Foreign currency translation adjustments	191	(1,345)	1,657	(6,999)
Net realized and unrealized losses on derivatives	(367)	—	(367)	—

Comprehensive income	$129,852	$37,686	$297,791	$96,753

See accompanying notes to consolidated financial statements.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(In thousands, except share data)

(Unaudited)

				Accumulated
			Additional	Other
	Ordinary Shares		Paid-in	Comprehensive	Retained
	Shares	Amounts	Capital	(Loss) Gain	Earnings	Total
Balance at March 31, 2012	192,731,390	$—	$228,321	$(735)	$228,651	$456,237
Net income	—	—	—	—	296,501	296,501
Foreign currency translation adjustment				1,657		1,657
Net unrealized losses on derivatives	—	—	—	(367)	—	(367)

Total comprehensive income	—	—	—	—	—	297,791
Issuance of restricted shares	18,225	—	—	—	—	—
Exercise of employee share options	7,524,475	—	25,756	—	—	25,756
Equity compensation expense	—	—	15,205	—	—	15,205
Tax benefits on exercise of share options	—	—	128,766	—	—	128,766
Contributed capital- services provided by former parent	—	—	448	—	—	448

Balance at December 29, 2012	200,274,090	$—	$398,496	$555	$525,152	$924,203

See accompanying notes to consolidated financial statements.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Nine Months Ended
	December 29, 2012	December 31, 2011
Cash flows from operating activities
Net income	$296,501	$103,752
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	39,081	27,642
Impairment and write-off of property and equipment	—	3,292
Loss on disposal of fixed assets	176	—
Unrealized foreign exchange loss (gain)	837	(3,920)
Amortization of deferred financing costs	531	334
Amortization of deferred rent	2,109	2,651
Deferred income taxes	557	(5,036)
Equity compensation expense	15,205	20,041
Tax benefits on exercise of share options	(128,766)	(9,869)
Non-cash charges for services provided by former parent	448	—
Change in assets and liabilities:
Receivables, net	(45,381)	(10,158)
Inventories	(102,635)	(45,056)
Prepaid expenses and other current assets	49,358	(13,532)
Other assets	(1,125)	(2,304)
Accounts payable	38,089	27,134
Accrued expenses and other current liabilities	74,408	14,899
Other long-term liabilities	9,774	7,478

Net cash provided by operating activities	249,167	117,348

Cash flows from investing activities
Capital expenditures	(74,835)	(56,798)
Equity method investments	(3,232)	—
Purchase of intangible assets	(3,619)	—

Net cash used in investing activities	(81,686)	(56,798)

Cash flows from financing activities
Repayments of borrowings under revolving credit agreement	(38,954)	(51,026)
Borrowings under revolving credit agreement	16,280	53,800
Exercise of employee share options	25,756	5,372
Tax benefits on exercise of share options	128,766	9,869
Proceeds form private placement	—	9,550
Payment of deferred financing costs	(60)	(2,479)

Net cash provided by financing activities	131,788	25,086

Effect of exchange rate changes on cash and cash equivalents	153	(1,033)

Net increase in cash and cash equivalents	299,422	84,603
Beginning of period	106,354	21,065

End of period	$405,776	$105,668

Supplemental disclosures of cash flow information
Cash paid for interest	$400	$998
Cash paid for income taxes	$54,058	$71,151
Supplemental disclosure of noncash investing and financing activities
Accrued capital expenditures	$16,444	$14,007

See accompanying notes to consolidated financial statements.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Basis of Presentation

Michael Kors Holdings Limited (“MKHL,” and together with its subsidiaries, the “Company”) was incorporated in the British Virgin Islands (“BVI”) on December 13, 2002. The Company is a leading designer, marketer, distributor and retailer of branded women’s apparel and accessories and men’s apparel bearing the Michael Kors tradename and related trademarks “MICHAEL KORS,” “MICHAEL MICHAEL KORS,” “KORS MICHAEL KORS” and various other related trademarks and logos. The Company’s business consists of retail, wholesale and licensing segments. Retail operations consist of collection stores, lifestyle stores, including concessions and outlet stores located primarily in the United States, Canada, Europe and Japan. Wholesale revenues are principally derived from major department and specialty stores located throughout the United States, Canada and Europe. The Company licenses its trademarks on products such as fragrances, cosmetics, eyewear, leather goods, jewelry, watches, coats, footwear, men’s suits, swimwear, furs and ties.

For all periods presented, all ordinary share and per share amounts in these consolidated financial statements and the notes hereto have been adjusted retroactively to reflect the effects of a 3.8-to-1 share split, which was completed on November 30, 2011, as well as the effects of the July 2011 reorganization discussed in Note 2 below, as if such reorganization and share split had occurred at the beginning of the periods presented.

The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The consolidated financial statements as of December 29, 2012, and for the three and nine months ended December 29, 2012 and December 31, 2011, are unaudited. In addition, certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. The interim financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation in conformity with GAAP. The interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended March 31, 2012, as filed with the Securities and Exchange Commission on June 12, 2012, in the Company’s Annual Report on Form 20-F. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

The Company utilizes a 52 to 53 week fiscal year ending on the Saturday closest to March 31. As such, the term “Fiscal Year” or “Fiscal” refers to the 52-week or 53-week period, ending on that day. The results for the three and nine months ended December 29, 2012 and December 31, 2011, are based on a 13-week period and 39-week period, respectively.

2. Reorganization and Initial Public Offering

Prior to July 2011, the Company was owned 85% by SHL-Kors Limited, a BVI corporation, and 15% by Mr. Kors. SHL-Kors Limited was owned 100% by SHL Fashion Limited.

In July 2011, the Company underwent a corporate reorganization whereby the Company completed a merger with its former parent, SHL-Kors Limited, which merged with and into the Company, with the Company as the surviving corporation (the “First Merger”). Subsequent to the completion of the First Merger, SHL Fashion Limited, the former parent company of SHL-Kors Limited, merged with and into the Company (the “Second Merger”), with the Company as the surviving corporation. Upon completion of the Second Merger, the previous shareholders of SHL Fashion Limited (which include Sportswear Holdings Limited and the Company’s chief executive officer, John Idol), and Mr. Kors became direct shareholders in the Company. Immediately prior to the Second Merger, the Company issued 475,796 preference shares and 6,579,656 ordinary shares to SHL Fashion Limited in consideration for the extinguishment of the Company’s $101.7 million note payable to SHL Fashion Limited. This exchange was based on the fair value of the Company at the time of exchange. In the Second Merger, Mr. Kors and the shareholders of SHL Fashion received 147,134,033 newly issued ordinary shares and 10,639,716 newly issued convertible preference shares of the Company in proportion to their ownership interests held prior to the Second Merger. The Company considered this transaction to be the acquisition of the non-controlling interest in the Company held by Mr. Kors, and, accordingly, the Company accounted for this transaction as an equity transaction.

Following the reorganization, in a private placement in July 2011, a group of investors purchased (i) all 10,639,716 convertible preference shares issued in the reorganization from the previous SHL Fashion Limited shareholders and Mr. Kors for $490 million, and (ii) 217,137 newly issued convertible preference shares from the Company for $10.0 million, of which $9.5 million in proceeds, net of placement fees of $0.5 million, were received by the Company. As a result of the aforementioned transactions, the capital structure of the Company increased from 4,351 issued and outstanding ordinary shares to 147,134,033 issued and outstanding ordinary shares (650,000,000 authorized) and 10,856,853 authorized, issued and outstanding convertible preference shares.

In addition to the above, immediately prior to the reorganization, the redemption feature related to the contingently redeemable ordinary shares was eliminated, thereby, resulting in the reclassification of $6.7 million from temporary equity, which was classified as “contingently redeemable ordinary shares” in the Company’s consolidated balance sheets, to permanent equity as additional paid-in capital (see Note 12).

On December 20, 2011, the Company completed an initial public offering (“IPO”), which resulted in the sale of 54,280,000 shares at a price of $20 per share, all of which were sold by selling shareholders. The Company did not receive any of the proceeds related to the sale of these shares. On December 20, 2011, in connection with the consummation of the IPO, 10,856,853 convertible preference shares were converted into 41,256,025 ordinary shares at a ratio of 3.8-to-1 resulting in no preference shares issued and outstanding at March 31, 2012.

During March 2012, the Company completed a secondary offering of 25,000,000 ordinary shares at a price of $47.00 per share. Subsequent to this offering and in connection with it, the underwriters exercised their additional share purchase option during April 2012, where an additional 3,500,000 shares were offered at $47.00 per share. Similar to the IPO the Company did not receive any of the proceeds related to the sale of these shares and incurred approximately $0.7 million in fees related to the secondary offering which were charged to selling, general and administrative expenses during the fourth quarter of Fiscal 2012. As a result of the secondary offering, Sportswear Holdings Limited ownership decreased to 25.0% of the Company’s ordinary shares whereby the Company ceased to be a “controlled company” under New York Stock Exchange listing rules.

During September 2012, the Company completed an additional secondary offering of 23,000,000 ordinary shares at a price of $53.00 per share. Subsequent to this offering, and in connection with it, the underwriters exercised their additional share purchase option during October 2012, where an additional 3,450,000 shares were offered at $53.00 per share. Similar to the prior public offerings the Company did not receive any of the proceeds related to the sale of these shares and incurred approximately $0.9 million in fees related to the secondary offering, which were charged to selling, general and administrative expenses.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to use judgment and make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The level of uncertainty in estimates and assumptions increases with the length of time until the underlying transactions are completed. The most significant assumptions and estimates involved in preparing the financial statements include allowances for customer deductions, sales returns, sales discounts and doubtful accounts, estimates of inventory recovery, the valuation of share-based compensation, valuation of deferred taxes and the estimated useful lives used for amortization and depreciation of intangible assets and property and equipment. Actual results could differ from those estimates.

Derivative Financial Instruments

The Company uses forward currency exchange contracts to manage its exposure to fluctuations in foreign currency for certain of its transactions. The Company in its normal course of business enters into transactions with foreign suppliers and seeks to minimize risks related to these transactions. The Company employs these forward currency contracts to hedge the Company’s cash flows, as they relate to foreign currency transactions, of which certain of these contracts are designated as hedges for accounting purposes, while others are undesignated hedges for hedge accounting purposes. These derivative instruments are recorded on the Company’s consolidated balance sheets at fair value, regardless if they are designated or undesignated as hedges.

Prior to the quarter ended December 29, 2012, the Company did not designate these instruments as hedges for hedge accounting purposes. During the quarter ended December 29, 2012, the Company elected to designate contracts entered into during that quarter as hedges for hedge accounting purposes, and will continue to do so going forward, for contracts related to the purchase of inventory. Accordingly, the effective portion of changes in the fair value for contracts entered into during the quarter ended December 29, 2012, are recorded in equity as a component of accumulated other comprehensive income, and to cost of sales for any portion of those contracts deemed ineffective. The Company will continue to record changes in the fair value of hedge designated contracts in this manner until their maturity, where upon the unrealized gain or loss will be recognized into earnings in the period in which the hedged inventory purchases are sold. For those contracts entered into prior to the fiscal quarter ended December 29, 2012, as well as those that will not be designated as hedges in future periods, changes in the fair value, as of each balance sheet date and upon maturity, are recorded in cost of sales or operating expenses, within the Company’s consolidated statements of operations, as applicable to the transactions for which the forward exchange contracts were intended to hedge. During the nine months ended December 29, 2012, the net realized loss of $1.8 million, related to the change in fair value of those contracts entered into prior to the third fiscal 2013 quarter, as well as a portion of those entered into during the third fiscal 2013 quarter (the ineffective portion of designated hedges), were recorded as a component of cost of sales. In addition, the net unrealized loss related to contracts entered into during the third fiscal 2013 quarter for $0.4 million, was charged to equity as a component of accumulated other comprehensive income. These amounts will be reclassified into earnings during the next twelve months beginning in the first fiscal quarter of the Company’s 2014 fiscal year. The following table details the fair value of these contracts as of December 29, 2012, and March 31, 2012 (in thousands):

	December 29, 2012	March 31, 2012
Prepaid expenses and other current assets	$154	$1,318
Accrued expenses and other current liabilities	$(1,406)	$(276)

The Company is exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. In attempts to mitigate counterparty credit risk, the Company enters into contracts with carefully selected financial institutions based upon their credit ratings and certain other financial factors, adhering to established limits for credit exposure. The aforementioned forward contracts generally have a term of no more than 18 months. The period of these contracts is directly related to the foreign transaction they are intended to hedge. The notional amount of these contracts outstanding at December 29, 2012 was approximately $83.3 million.

Net Income Per Share

The Company reported earnings per share in conformity with the two-class method for calculating and presenting earnings per share for fiscal years prior to Fiscal 2013, due to the existence of both ordinary and convertible preference securities in those periods. Under the two-class method, basic net income per ordinary share is computed by dividing the net income available to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Net income available to shareholders is determined by allocating undistributed earnings between holders of ordinary and convertible preference shares, based on the participation rights of the preference shares. Diluted net income per share is computed by dividing the net income available to both ordinary and preference shareholders by the weighted-average number of dilutive shares outstanding during the period.

The Company’s basic net income per share excludes the dilutive effect of shares options and unvested restricted shares. It is based upon the weighted average number of ordinary shares outstanding during the period divided into net income.

Diluted net income per share reflects the potential dilution that would occur if share option grants or any other dilutive equity instruments were exercised or converted into ordinary shares. These equity instruments are included as potential dilutive securities to the extent they are dilutive under the treasury stock method for the applicable periods.

For the purposes of basic and diluted net income per share, as a result of the reorganization and exchange during July 2011, weighted average shares outstanding for purposes of presenting net income per share on a comparative basis were retroactively restated for all periods presented to reflect the exchange of ordinary shares for the newly issued ordinary and convertible preference shares as described in Note 2, as if such reorganization and exchange had occurred at the beginning of the periods presented. In addition, as a result of the 3.8-to-1 share split, which was completed on November 30, 2011, weighted average shares outstanding were retroactively restated for all periods presented.

The components of the calculation of basic net income per ordinary share and diluted net income per ordinary share are as follows (in thousands except share and per share data):

	Three Months Ended		Nine Months Ended
	December 29, 2012	December 31, 2011	December 29, 2012	December 31, 2011
Numerator:
Net Income	$130,028	$39,031	$296,501	$103,752
Net income applicable to preference shareholders	—	7,032	—	21,227

Net income available for ordinary shareholders	$130,028	$31,999	$296,501	$82,525

Denominator:
Basic weighted average ordinary shares	199,291,480	154,738,356	195,468,623	147,282,778
Weighted average dilutive share equivalents:
Share options and restricted shares/units	3,526,331	4,843,366	5,331,787	1,614,455
Convertible preference shares	—	34,002,232	—	37,883,228

Diluted weighted average ordinary shares	202,817,811	193,583,954	200,800,410	186,780,461
Basic net income per ordinary share	$0.65	$0.21	$1.52	$0.56

Diluted net income per ordinary share	$0.64	$0.20	$1.48	$0.56

Share equivalents for the three and nine months ended December 29, 2012 for 4,936 shares and 37,286 shares have been excluded from the above calculation as they were anti-dilutive. Share equivalents, which were anti-dilutive, for the three and nine months ended December 31, 2011, were de minimis, as the Company did not complete its IPO until late in the third quarter ending December 31, 2011.

Recent Accounting Pronouncements—The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that have a material impact on results of operations, financial condition, or cash flows, based on current information.

4. Receivables, net

Receivables, net consist of (in thousands):

	December 29, 2012	March 31, 2012
Trade receivables:
Credit risk assumed by factors/insured	$160,730	$125,219
Credit risk retained by Company	38,651	28,021
Receivables due from licensees	24,540	6,026

	223,921	159,266
Less allowances (1):	(51,263)	(32,040)

	$172,658	$127,226

(1)	Allowances include doubtful accounts, which were $1.5 million and $0.4 million, at December 29, 2012 and March 31, 2012, respectively. See below for the complete list of allowances included in net receivables.

The Company has historically assigned a substantial portion of its trade receivables to factors in the United States and Europe whereby the factors assumed credit risk with respect to such receivables assigned. Under the factor agreements, factors bear the risk of loss from the financial inability of the customer to pay the trade receivable when due, up to such amounts as accepted by the factor; but not the risk of non-payment of such trade receivable for any other reason. Beginning in July 2012, the company assumed responsibility for a large portion of previously factored accounts receivable balances the majority of which were insured at December 29, 2012. The Company provides an allowance for such non-payment risk at the time of sale, which is recorded as an offset to revenue.

Receivables are presented net of allowances for sales returns, discounts, markdowns, operational chargebacks and doubtful accounts. Sales returns are determined based on an evaluation of current market conditions and historical returns experience. Discounts are based on open invoices where trade discounts have been extended to customers. Markdowns are based on retail sales performance, seasonal negotiations with customers, historical deduction trends and an evaluation of current market conditions. Operational chargebacks are based on deductions taken by customers, net of expected recoveries. Such provisions, and related recoveries, are reflected in net sales.

The allowance for doubtful accounts is determined through analysis of periodic aging of receivables for which credit risk is not assumed by the factors, or which are not covered under insurance, and assessments of collectability based on an evaluation of historic and anticipated trends, the financial conditions of the Company’s customers and the impact of general economic conditions. The past due status of a receivable is based on its contractual terms. Amounts deemed uncollectible are written off against the allowance when it is probable the amounts will not be recovered.

5. Property and Equipment

Property and equipment consist of (in thousands):

	December 29, 2012	March 31, 2012
Furniture and fixtures	$70,684	$58,009
Equipment	12,787	10,871
Computer equipment and software	27,544	20,280
In-store shops	71,522	48,058
Leasehold improvements	162,053	137,771

	344,590	274,989
Less: accumulated depreciation and amortization	(151,363)	(117,487)

	193,227	157,502
Construction-in-progress	24,322	13,253

	$217,549	$170,755

Depreciation and amortization of property and equipment for the three and nine months ended December 29, 2012, was $13.4 million and $38.0 million, respectively, and for the three and nine months ended December 31, 2011, was $10.2 million and $26.5 million, respectively.

6. Intangible Assets and Goodwill

The following table discloses the carrying values of intangible assets and goodwill (in thousands):

	December 29, 2012			March 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Trademarks	$23,000	$11,406	$11,594	$23,000	$10,545	$12,455
Lease Rights	7,601	2,407	5,194	3,838	2,147	1,691
Goodwill	14,005	—	14,005	14,005	—	14,005

	$44,606	$13,813	$30,793	$40,843	$12,692	$28,151

The trademarks relate to the Company’s brand name and are amortized over twenty years. Lease rights are amortized over the respective terms of the underlying lease. Amortization expense was $0.4 million and $1.1 million for the three and nine months ended December 29, 2012, respectively, and $0.4 million and $1.2 million for the three and nine months ended December 31, 2011, respectively.

Goodwill is not amortized but will be tested for impairment in the last quarter of Fiscal 2013, or whenever impairment indicators exist. As of December 29, 2012, cumulative impairment related to goodwill totaled $5.4 million. There were no charges related to the impairment of goodwill in the periods presented.

Estimated amortization expense for each of the next five years is as follows (in thousands):

Remainder of Fiscal 2013	$478
Fiscal 2014	1,780
Fiscal 2015	1,780
Fiscal 2016	1,773
Fiscal 2017	1,773
Thereafter	9,204

$16,788

7. Credit Facilities

The Company has a secured revolving credit facility as amended (the “Credit Facility”), which expires on September 15, 2015. The Credit Facility provides for up to $100.0 million of borrowings and a sub-limit for loans and letters of credit to the Company’s European subsidiaries of $35.0 million. The Credit Facility provides for aggregate credit available to the Company equal to the lesser of (i) $100.0 million or (ii) the sum of specified percentages of eligible receivables and eligible inventory, as defined, plus $30.0 million. Amounts outstanding under the Credit Facility are collateralized by substantially all the assets of the Company. The Credit Facility contains financial covenants that, among other things, require the Company to maintain a fixed charge coverage ratio, set limits on capital expenditures and indebtedness, and restrict the incurrence of additional liens and cash dividends.

Borrowings under the Credit Facility accrue interest at the rate per annum announced from time to time by the agent of 1.25% above the prevailing applicable prime rate, or at a per annum rate equal to 2.25% above the prevailing LIBOR rate. The weighted average interest rate for the Credit Facility was 2.72% during the first nine months of Fiscal 2013 and 4.07% for the first nine months of Fiscal 2012. The Credit Facility requires an annual facility fee of $0.1 million, and an annual commitment fee of 0.35% on the unused portion of the available credit under the Credit Facility.

As of December 29, 2012, there were no amounts outstanding on the Credit Facility, and the amount available for future borrowings was $84.3 million. The largest amount borrowed during the nine months ended December 29, 2012, was $31.7 million. At December 29, 2012, there were documentary letters of credit outstanding of approximately $4.5 million and stand-by letters of credit outstanding of approximately $10.8 million.

8. Commitments and Contingencies

In the ordinary course of business, the Company is party to various legal proceedings and claims. Although the outcome of such items cannot be determined with certainty, the Company’s management does not believe that the outcome of all pending legal proceedings in the aggregate will have a material adverse effect on its cash flow, results of operations or financial position.

9. Fair Value of Financial Instruments

Financial assets and liabilities are measured at fair value using a valuation hierarchy for disclosure of fair value measurements. The determination of the applicable level within the hierarchy of a particular asset or liability depends on the inputs used in the valuation as of the measurement date, notably the extent to which the inputs are market-based (observable) or internally derived (unobservable). Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs based on a company’s own assumptions about market participant assumptions developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that a company has the ability to access at the measurement date.

Level 2 – Valuations based on quoted inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company has historically entered into forward exchange contracts to hedge the foreign currency exposure for certain inventory purchases from its manufacturers in Europe and Asia, as well as commitments for certain services. The forward contracts that are used in the program mature in eighteen months or less, consistent with the related panned purchases or services. The Company attempts to hedge the majority of its total anticipated European and Asian purchase and service contracts. Realized gains and losses applicable to derivatives used for inventory purchases are recognized in cost of sales, and those applicable to other services are recognized in selling, general and administrative expenses (see Note 3 Summary of Significant Accounting Policies- Derivative Financial Instruments, for further detail regarding hedge accounting treatment as it relates to gains and losses). At December 29, 2012, the fair value of the Company’s foreign currency forward contracts, the Company’s only derivatives, were valued using broker quotations which include observable market information. The Company makes no adjustments to these broker obtained quotes or prices, but does assess the credit risk of the counterparty and would adjust the provided valuations for counterparty credit risk when appropriate. The fair value of the forward contracts are included in prepaid expenses and other current assets, and in accrued expenses and other current liabilities in the consolidated balance sheets, depending on whether they represent assets or (liabilities) to the Company. All contracts are categorized in Level 2 of the fair value hierarchy as shown in the following table:

		Fair value at December 29, 2012, using:
(In thousands)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Foreign currency forward contracts- U.S. Dollar	$154	$—	$154	$—
Foreign currency forward contracts- Euro	(1,406)	—	(1,406)	—

Total	$(1,252)	$—	$(1,252)	$—

The Company’s cash and cash equivalents, accounts receivable and accounts payable, are recorded at carrying value, which approximates fair value. Borrowings under the Credit Facility, when applicable, are recorded at face value as the fair value of the Credit Facility is synonymous with its recorded value as it is a short-term debt facility due to its revolving nature.

10. Share-Based Compensation

The Company issues equity grants to certain employees and directors of the Company at the discretion of the Company’s Compensation Committee. The Company has two equity plans, one adopted in Fiscal 2008, the Michael Kors (USA), Inc. Stock Option Plan (as amended and restated, the “2008 Plan”), and the other adopted in the third fiscal quarter of Fiscal 2012, the Michael Kors Holdings Limited Omnibus Incentive Plan (the “2012 Plan”). The 2008 Plan provided for the granting of share options only and was authorized to issue up to 23,980,823 ordinary shares. As of March 31, 2012, there are no shares available for the granting of equity awards under the 2008 Plan. The 2012 Plan allows for the granting of share options, restricted shares and restricted share units, and other equity awards, and authorizes a total issuance of up to 15,246,000 ordinary shares. At December 29, 2012, there were 12,883,546 ordinary shares available for the granting of equity awards under the 2012 Plan. Option grants issued from the 2008 Plan generally expire ten years from the date of the grant, and those issued under the 2012 Plan generally expire seven years from the date of the grant.

Share Options

Share options are generally exercisable at no less than the fair market value on the date of grant. The Company has issued two types of option grants, those that vest based on the attainment of a performance target and those that vest based on the passage of time. Performance based share options may vest based upon the attainment of one of two performance measures. One performance measure is an individual performance target, which is based upon certain performance targets unique to the individual grantee, and the other measure is a company-wide performance target, which is based on a cumulative minimum growth requirement in consolidated net equity. The individual performance target vests 20% of the total option grant each year the target is satisfied. The individual has ten years in which to achieve five individual performance vesting tranches. The company-wide performance target must be achieved over the ten-year term. Performance is measured at the end of the term, and any unvested options under the grant vest if the target is achieved. The Company-wide performance target is established at the time of the grant. The target metrics underlying individual performance vesting requirements are established for each recipient each year up until such time as the grant is fully vested. Options subject to time based vesting requirements become vested in four equal increments on each of the first, second, third and fourth anniversaries of the date on which such options were awarded.

The following table summarizes the share option activity during the nine months ended December 29, 2012, and information about options outstanding December 29, 2012:

	Number of Options	Weighted Average Exercise price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at March 31, 2012	19,542,400	$6.59
Granted	49,814	$49.48
Exercised	(7,524,475)	$3.42
Canceled/forfeited	(484,442)	$10.91

Outstanding at December 29, 2012	11,583,297	$8.65	7.64	$469,555

Vested or expected to vest at December 29, 2012	10,836,025	$8.65	7.64

Vested and exercisable at December 29, 2012	3,146,862	$5.69	6.84	$136,856

The total intrinsic value of options exercised during the nine months ended December 29, 2012 was $349.3 million. The cash received from options exercised during this period was $25.8 million. The total intrinsic value of options exercised during the fiscal quarter ended December 31, 2011 was $35.7 million. The cash received from options exercised during fiscal quarter ended December 31, 2011, was $5.4 million. There were no exercises prior to the fiscal quarter ended December 31, 2011.

The weighted average grant date fair value for options granted during the three and nine months ended December 29, 2012 was $21.20 and $20.40, respectively. The weighted average grant date fair value was $8.60 and $7.54 for options granted during the three and nine months ended December 31, 2011, respectively. The following table represents assumptions used to estimate the fair value of options:

	Three Months Ended		Nine Months Ended
	December 29, 2012	December 31, 2011	December 29, 2012	December 31, 2011
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Volatility factor	48.3%	50.2%	48.6%	46.1%
Weighted average risk-free interest rate	0.6%	1.0%	0.6%	1.9%
Expected life of option	4.75 years	4.8 years	4.75 years	8 years

Restricted Shares

The Company grants restricted shares and restricted share units at the fair market value at the date of the grant. Expense for restricted share grants is calculated based on the intrinsic value of the grant, which is the difference between the cost to the recipient and the fair market value of the underlying share (grants are generally issued at no cost to the recipient). Expense is recognized ratably over the vesting period which is generally four years from the date of the grant. Similar to share options, restricted share grants vest in four equal increments on each of the first, second, third and fourth anniversaries of the date on which such grants were awarded. Restricted share units vest in full on the first anniversary of the date of the grant.

The following table summarizes restricted shares and restricted share units under the 2012 Plan as of December 29, 2012 and changes during the fiscal period then ended:

	Number of Unvested Restricted Shares/Units	Weighted Average Grant Date Fair Value
Unvested at March 31, 2012	836,874	$22.53
Granted	31,264	$48.65
Vested	(183,064)	$19.97
Canceled/forfeited	(4,062)	$20.00

Unvested at December 29, 2012	681,012	$24.34

Compensation expense attributable to share-based compensation for the three and nine months ended December 29, 2012 was approximately $5.4 million and $15.2 million, respectively. The compensation expense recognized during the three and nine months ended December 31, 2011, was approximately $20.0 million for both periods as no compensation expense was recognized prior to the third quarter ended December 31, 2011, as the Company had not completed an IPO prior to that quarter (an IPO was a vesting requirement for all equity grants, which, as a result, were not expensed until its occurrence). As of December 29, 2012, the remaining unrecognized share-based compensation expense for non-vested share options and restricted shares to be expensed in future periods is $47.7 million, and the related weighted-average period over which it is expected to be recognized is approximately 4.61 years. There were 8,436,435 non-vested and 3,146,862 vested outstanding options at December 29, 2012. There were 681,012 unvested restricted grants and restricted share units at December 29, 2012. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company estimates forfeitures based on its historical forfeiture rate since the inception of stock option granting. The estimated value of future forfeitures for equity grants as of December 29, 2012 is approximately $2.8 million.

11. Segment Information

The Company operates its business through three operating segments—Retail, Wholesale and Licensing—which are based on its business activities and organization. The operating segments are segments of the Company for which separate financial information is available and for which operating results are evaluated regularly by executive management in deciding how to allocate resources, as well as in assessing performance. The primary key performance indicators are net sales or revenue (in the case of Licensing) and operating income for each segment. The Company’s reportable segments represent channels of distribution that offer similar merchandise, customer experience and sales/marketing strategies. Sales of the Company’s products through Company owned stores for the Retail segment include “Collection,” “Lifestyle” including “concessions,” and outlet stores located throughout North America, Europe, and Japan. Products sold through the Retail segment include women’s apparel, accessories (which include handbags and small leather goods such as wallets), footwear and licensed products, such as watches, fragrances and eyewear. The Wholesale segment includes sales primarily to major department stores and specialty shops throughout North America and Europe. Products sold through the Wholesale segment include accessories (which include handbags and small leather goods such as wallets), footwear and women’s and men’s apparel. The Licensing segment includes royalties earned on licensed products and use of the Company’s trademarks, and rights granted to third parties for the right to sell the Company’s products in certain geographical regions (e.g. the Middle East) and countries such as Korea, the Philippines, Singapore, Malaysia, Russia and Turkey. All intercompany revenues are eliminated in consolidation and are not reviewed when evaluating segment performance. Corporate overhead expenses are allocated to the segments based upon specific usage or other allocation methods.

The Company has allocated $12.1 million and $1.9 million of its recorded goodwill to its Wholesale and Licensing segments, respectively. The Company does not have identifiable assets separated by segment. The following table presents the key performance information of the Company’s reportable segments (in thousands):

	Three Months Ended		Nine Months Ended
	December 29, 2012	December 31, 2011	December 29, 2012	December 31, 2011
Revenue:
Net sales: Retail	$332,641	$199,376	$789,925	$455,151
Wholesale	274,302	154,612	727,453	419,044
Licensing	29,835	19,618	67,200	48,069

Total revenue	$636,778	$373,606	$1,584,578	$922,264

Income from operations:
Retail	$109,012	$34,711	$237,327	$88,258
Wholesale	76,790	17,778	194,907	50,157
Licensing	19,037	12,098	42,476	30,426

Income from operations	$204,839	$64,587	$474,710	$168,841

Total revenue (as recognized based on country of origin), and long-lived assets by geographic location of the consolidated Company are as follows (in thousands):

	Three Months Ended		Nine Months Ended
	December 29, 2012	December 31, 2011	December 29, 2012	December 31, 2011
Revenue:
North America (U.S. and Canada)	$573,115	$343,432	$1,421,688	$843,902
Europe	57,604	27,193	147,642	71,765
Other regions	6,059	2,981	15,248	6,597

Total revenue	$636,778	$373,606	$1,584,578	$922,264

	As of
	December 29, 2012	March 31, 2012
Long-lived assets:
North America (U.S. and Canada)	$189,310	$151,516
Europe	37,781	27,857
Other regions	7,246	5,528

Total Long-lived assets:	$234,337	$184,901

12. Agreements with Shareholders and Related Party Transactions

During July 2011, the note payable to the Company’s former parent, for $101.7 million, was exchanged for 475,796 preference shares and 6,579,662 ordinary shares, after taking into effect the impact of the share exchange that resulted from the reorganization discussed in Note 2. Accordingly, as of March 31, 2012, there were no outstanding balances related to the note.

From time to time, Sportswear Holdings Limited or its affiliates have provided a plane for purposes of business travel to the directors and senior management of the Company at no charge to the Company. During the nine months ended December 29, 2012, $0.4 million, representing the estimated costs of these services, which are based on allocated or incremental cost, was charged to selling, general and administrative expenses as an offset to contributed capital (additional paid-in capital). The Company or its chief executive officer may arrange a plane owned by Sportswear Holdings Limited or its affiliates to be used for the Company’s directors and senior management for purposes of business travel on terms and conditions not less favorable to the Company than it would receive in an arm’s-length transaction with a third party. To the extent the Company’s chief executive officer enters into such an arrangement for business travel, the Company will reimburse him for the actual market price paid for the use of such plane. These reimbursed expenses will be charged to the Company’s operations but will not result in an increase to additional paid-in capital.

The Company’s Chief Creative Officer Michael Kors, John Idol, and certain of the Company’s current shareholders, including Sportswear Holdings Limited, jointly own Michael Kors Far East Holdings Limited, a BVI company. During Fiscal 2012, the Company entered into certain licensing agreements with certain subsidiaries of Michael Kors Far East Holdings Limited (the “Licensees”) which provide the Licensees with certain exclusive rights for use of the Company’s trademarks within China, Hong Kong, Macau and Taiwan, and to import, sell, advertise and promote certain of the Company’s products in these regions, as well as to own and operate stores which bear the Company’s tradenames. The agreements between the Company and subsidiaries of Michael Kors Far East Holdings Limited expire on March 31, 2041, and may be terminated by the Company at certain intervals if certain minimum sale benchmarks are not met. As of December 29, 2012, there were no royalties earned under these agreements. The Company will not earn royalties under this agreement until the start of its fiscal 2014 year. The Company also provides the Licensees with certain services, including, but not limited to, supply chain and logistics support, and management information system support at the request of the Licensees, for which the Company charges a service fee based on allocated internal costs employed in delivering the services, and includes a contractually agreed upon markup. During the nine months ended December 29, 2012, amounts charged to the Licensees for these services totaled $0.1 million, which is recorded in other selling, general and administrative expenses.

The Company routinely purchases certain inventory from a manufacturer owned by one of the Company’s directors. Amounts purchased during the nine months ended December 29, 2012 and December 31, 2011, were approximately $5.1 million and $2.4 million, respectively.

13. Subsequent Event

During February 2013, the Company terminated its existing Credit Facility, replacing it with a senior unsecured revolving credit facility (the “2013 Credit Facility”). Pursuant to the agreement the 2013 Credit Facility provides up to $200.0 million of borrowings, and expires on February 8, 2018. The agreement also provides for loans and letters of credit to the Company’s European and Canadian subsidiaries of up to $100.0 million. The 2013 Credit Facility also contains an expansion feature that permits revolving commitments to be increased by up to $100.0 million if certain conditions are met. The 2013 Credit Facility contains financial covenants, an adjusted leverage ratio of 3.5 to 1.0 (with the ratio being total consolidated indebtedness plus 8.0 times consolidated lease expense to EBITDA plus consolidated lease expense) and a fixed charge coverage ratio of 2.0 to 1.0 (with the ratio being EBITDA plus consolidated lease expense to the sum of fixed charges plus consolidated lease expense), as well as negative covenants that restrict and limit indebtedness, the incurrence of liens, and cash dividends.

Borrowings under the 2013 Credit Facility accrue interest at the rate per annum announced from time to time by the agent a rate based on the rates applicable for deposits in the London interbank market for U.S. Dollars or the applicable currency in which the loans are made (the “Adjusted LIBOR”) plus an applicable margin. The applicable margin may range from 1.25% to 2.5%, and is based, or dependent upon, a particular threshold related to the adjusted leverage ratio calculated during the period of borrowing. The 2013 Credit Facility requires an annual facility fee of $0.1 million, and an annual commitment fee of 0.25% to 0.35% on the unused portion of the available credit under the facility.

Fees associated with the completion of this agreement, which will total approximately $2.2 million, will be recorded in the fourth fiscal quarter, and capitalized as deferred financing fees.